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16021806

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
AUG 29 2016
Washington DC
412

SEC FILE NUMBER
8 - 67859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nobles & Richards, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Plano Parkway, Suite 220
(No. and Street)

Plano	Texas	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Nobles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nobles & Richards, Inc., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CONCHITA BALLEZA
Notary Public, State of Texas
Comm. Expires 01-05-2020
Notary ID 123955979

Ilonka Nobles
Signature

President
Title

Conchita Balleza 8/25/16
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. (a Texas corporation) as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 25, 2016

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Statement of Financial Condition
June 30, 2016

ASSETS

Cash	$ 37,861
Accounts receivable	491,548
Other asset	20
TOTAL ASSETS	$ 529,429

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 2,933
Commissions and salaries payable	463,681
Income taxes payable	3,866
Total Liabilities	470,480

Stockholders' Equity

Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	30,000
Retained earnings	27,949
TOTAL STOCKHOLDERS' EQUITY	58,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 529,429

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2016

Revenue	
Investment banking revenues	$ 2,765,155
Reimbursed expenses	89,108
Other income	661
TOTAL REVENUE	2,854,924
Expenses	
Compensation and related costs	$ 2,763,728
Occupancy and equipment	14,589
Professional fees	32,013
Regulatory fees	13,103
Other expenses	6,201
TOTAL EXPENSES	2,829,634
INCOME BEFORE TAXES	25,290
FEDERAL INCOME TAXES	1,366
NET INCOME	$ 23,924

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2016

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2015	1,000	$ 1,000	$ 30,000	$ 4,025	$ 35,025
Net Income	-	-	-	23,924	23,924
Balances at June 30, 2016	1,000	$ 1,000	$ 30,000	$ 27,949	$ 58,949

See notes to financial statements.

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2016

Cash flows from operating activities:

Net income	$ 23,924
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(442,364)
Decrease in accounts payable and accrued expenses	(21,049)
Increase in commissions and salaries payable	406,559
Increase in income taxes payable	1,366
Net cash used in operating activities	(31,564)
Cash at beginning of year	69,425
Cash at end of year	$ 37,861

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

See notes to financial statements.

NOBLES & RICHARDS, INC.
Notes to Financial Statements
June 30, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company provides products, licensing and compliance services to its registered representatives. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for all of their licensing and operating expenses, and generally reimburse the Company for these and other expenses incurred by the Company on their behalf. Our revenues would be an upfront set-up/due diligence fee plus a net volume fee of 2% to 3% of offerings sold, depending upon the complexity and the availability of in house supervisory personnel (registered principals). The Company's registered representatives and customers are located primarily in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Investment Banking Revenues

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Reimbursed Expenses

Reimbursed expenses consist primarily of reimbursements of payroll, licensing, occupancy and professional fee expenses incurred by the Company on behalf of the issuers whose securities they are placing and are recorded at the time the expenses are incurred.

Income Taxes

As of June 30, 2016, open Federal tax years subject to examination include the tax years ended June 30, 2013 through June 30, 2015.

The Company is also subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2016, the Company had net capital of $30,582, which was $783 less than its net capital requirement of $31,365. Its ratio of aggregate indebtedness to net capital at June 30, 2016 was 15.38 to 1.

Note 3 - Commitments and Contingencies

Office Lease

The Company currently leases office space for $1,500 per month on a month-to-month basis. Rent expense totaled $13,000 for the year ended June 30, 2016.

Note 3 - Commitments and Contingencies (continued)

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 4 - Concentration of Credit Risk and Revenue

The Company has $480,000, or 98% of accounts receivable and approximately 91% of its total assets, due from one issuer at June 30, 2016.

Investment banking revenues from the sale of interests in private placement offerings and expense reimbursements from two issuers accounted for substantially all of the Company's revenue for the year ended June 30, 2016.

One of the Company's registered representatives generated approximately 84% of the Company's investment banking revenues and accounted for approximately 69% of the Company's compensation and related costs for the year ended June 30, 2016.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2016, through August 25, 2016, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2016

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 58,949
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	28,347
Other assets	20
Total deductions and/or charges	28,367
Net Capital	$ 30,582
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 2,933
Commissions and salaries payable	463,681
Income taxes payable	3,866
Total aggregate indebtedness	$ 470,480
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 31,365
Net capital in excess of minimum requirement	$ (783)
Ratio of aggregate indebtedness to net capital	15.38

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 26,550
Increase in income taxes payable	(866)
Decrease in accounts payable and accrued expenses	4,896
Increase in commissions and salaries payable	(79,681)
Decrease in non-allowable accounts receivable	79,560
Increase in cash	123
Net capital as computed above	$ 30,582

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests, tax shelters or limited partnerships in primary distributions, and private placements of securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nobles & Richards, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nobles & Richards, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (2) Nobles & Richards, Inc. stated that Nobles & Richards, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 25, 2016

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

NOBLES & RICHARDS, INC.
Member of FINRA, SIPC

Nobles & Richards, Inc.'s Exemption Report

Nobles & Richards, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k(2)(i) throughout the most recent fiscal year without exception.

NOBLES & RICHARDS, INC.
I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: President
Dated August 9, 2016

Main Office:
801 East Plano Parkway, Suite 220, Plano, TX 75074
Phone (214) 642-6603 Fax (214) 279-0180